Exhibit 21.1

Subsidiaries of CorEnergy Infrastructure Trust, Inc.

Subsidiary	State of Incorporation or Formation

Cardinal Pipeline, L.P.	California
Corridor InfraTrust Management, Inc.	Delaware
Corridor Leeds Path West, Inc.	Delaware
Crimson California Pipeline, L.P.	Delaware
Crimson Midstream Holdings. LLC	Delaware
Crimson Midstream I Corporation	Delaware
Crimson Midstream Operating, LLC	Delaware
Crimson Midstream Services, LLC	Delaware
Crimson Pipeline, LLC	California
Four Wood Corridor, LLC	Delaware
San Pablo Bay Pipeline Company, LLC	Delaware